ENERFLEX LTD.

Report of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

The following matters were voted on at the annual and special meeting of shareholders of Enerflex Ltd. (Company) held on May 6, 2026 (the Meeting). The total number of common shares represented by shareholders present in person and by proxy at the Meeting was 91,153,558 common shares, representing 74.70% of the Company’s outstanding common shares. Ballots were conducted on each matter.

	Description of the Matter	Outcome	Votes For	Votes Against

1.	The number of directors of the Company to be elected at the Meeting was fixed at ten (10).	Passed	90,208,854 (99.96%)	34,109 (0.04%)
2.	Each of the following nominees was elected to serve as a director of the Company:
	Fernando R. Assing	Passed	86,602,468 (97.65%)	2,088,077 (2.35%)
	Benjamin Cherniavsky	Passed	86,622,946 (97.67%)	2,067,599 (2.33%)
	Joanne Cox	Passed	86,155,032 (97.14%)	2,535,513 (2.86%)
	Céline B. Gerson	Passed	86,706,678 (97.76%)	1,983,867 (2.24%)
	James C. Gouin	Passed	88,278,871 (99.54%)	411,674 (0.46%)
	Mona Hale	Passed	86,475,109 (97.50%)	2,215,436 (2.50%)
	Paul Mahoney	Passed	88,451,140 (99.73%)	239,405 (0.27%)
	Kevin J. Reinhart	Passed	86,516,043 (97.55%)	2,174,502 (2.45%)
	Thomas B. Tyree, Jr.	Passed	86,003,820 (96.97%)	2,686,725 (3.03%)
	Juan Carlos Villegas	Passed	86,375,516 (97.39%)	2,315,029 (2.61%)

			Votes For	Votes Withheld
3.	Ernst & Young LLP, Chartered Accountants, were reappointed as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors of the Company.	Passed	90,379,083 (99.19%)	739,381 (0.81%)

			Votes For	Votes Against
4.	An advisory resolution was passed to accept the Company’s approach to executive compensation.	Passed	84,828,302 (95.65%)	3,862,242 (4.35%)
5.	The Company’s new omnibus incentive plan was approved and awards to the officers and other eligible participants under the omnibus incentive plan were ratified.	Passed	84,386,866 (95.15%)	4,303,679 (4.85%)